	Weil, Gotshal & Manges llp	BEIJING
	767 FIFTH AVENUE • NEW YORK, NY 10153-0119	BOSTON
	(212) 310-8000	BUDAPEST
	FAX: (212) 310-8007	DALLAS
DUBAI
FRANKFURT
HONG KONG
HOUSTON
ROD MILLER		LONDON
PARTNER		MIAMI
DIRECT LINE 212 310 8716		MUNICH
rod.miller@weil.com	August 11, 2010	PARIS
PRAGUE
PROVIDENCE
SHANGHAI
SILICON VALLEY
WARSAW
WASHINGTON, D.C.
Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561
Mail Stop 3561
Re:	MGM Resorts International Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 1-10362
Dear Ms. Cvrkel:
Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated August 4, 2010. The Commission’s letter set forth specific follow-up comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the three months ended March 31, 2010 as well as the Company’s responses contained in the July 8, 2010 letter from the undersigned.
Set forth below are the Company’s responses to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of each response.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
August 11, 2010

Form 10-K for the year ended December 31, 2010
Note 8 – Investments in and Advances to Unconsolidated Affiliates
1.	We note your response to our prior comment number 5 in which you explain your rationale for omitting summarized financial information for your investment in CityCenter Holdings LLC from the notes to your financial statements. In future filings, please ensure that any financial statements that are required pursuant to Rule 3-09 of Regulation S-X are included in either Item 8. or Item 15. of the Company’s Annual Reports on Form 10-K rather than being filed as an exhibit to the filing.
The Company notes it included the following reference in Item 15 to its Form 10-K and plans to do so in each Form 10-K in which financial statements of CityCenter Holdings LLC are required. Please advise if another method is required.
Audited consolidated financial statements for CityCenter Holdings, LLC as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and the period from November 2, 2007 (date of inception) to December 31, 2007, are presented in Exhibit 99.3 and are incorporated herein by reference.
Form 10-Q for the period ended March 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2.	We note your response to our prior comment number 7. Although the Company’s properties have continued to produce significant cash flows, we note that operating income for the Company’s properties significantly declined for the year ended December 31, 2009 as compared to 2008, and continued to decline through the period ended March 31, 2010. To the extent these negative trends continue through the end of the second quarter ended June 30, 2010, supplementally advise us of whether you performed an updated interim impairment test of the long-lived assets pursuant to the guidance in Topic ASC 360-10. If not, please explain in detail why you did not believe the significant decline in operating income did not represent a significant adverse change in business climate that could affect the value of the Company’s properties and which would trigger an updated impairment analysis pursuant to ASC Topic 360-10-35-21.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
August 11, 2010

The Company does not believe a significant adverse change in business climate had occurred as of June 30, 2010, within the meaning of ASC 360-10-35-21, which states a long-lived asset should be reviewed for impairment whenever circumstances exist that indicate the carrying value may not be recoverable. The Company monitors the carrying value of its asset groups – generally its operating resorts – compared to actual and forecasted operating results as part of its normal review of its financial statements, financial condition, and consideration of potential impairment triggering events. In evaluating the significance of a change in operating results, the Company considers its current period results and reviews its internal forecasts. The Company also considers the remaining useful lives of the primary assets (i.e. building assets) of the Company’s resorts, which are between 20 and 30 years, and the significant residual land value associated with such resorts, particularly for the Company’s resorts located on the Las Vegas Strip.

The Company acknowledges the year over year declines in operating income from 2008 to 2009 and again in the first quarter of 2010 as the Company’s operating results were negatively affected by the economic conditions beginning in 2008 and exacerbated by the credit crisis in the fall of 2008. The rate of decline in operating results has moderated over the last several quarters, and operating metrics began to turn positive during the second quarter of 2010.

A number of the Company’s key metrics are improving, including revenue per available room (“REVPAR”) trends and forward convention bookings. For example, our REVPAR increased on a year over year basis in the month of June 2010. In addition, operating income related to the Company’s wholly-owned resorts increased to $147 million in the second quarter of 2010 compared to $116 million in the first quarter of 2010. The Company’s net revenue increased to $1.54 billion in the second quarter of 2010 compared to $1.46 billion in the first quarter. The convention business in Las Vegas is critical to the Company’s operating results as convention customers drive occupancy mid-week, which allows the Company to yield its rooms at higher rates. In addition, total visitation to Las Vegas has increased in the first six months of 2010 compared to the first six months of 2009. The Company expects its operating results to continue to improve as the economy emerges from the recession.

The Company believes the above factors will result in cash flows over the remaining lives of its resorts that are significantly higher that those achieved in recent periods. However, even if the results achieved in the twelve months ended June 30, 2010 were to remain unchanged over the remaining useful lives of the Company’s primary assets at its resorts, the undiscounted cash flows calculated in accordance with ASC 360 would still exceed the carrying value of such resorts by a substantial margin.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
August 11, 2010

Based on the above facts and circumstances, the Company believes the recent decrease in operating performance is not indicative of a significant adverse change in business climate that would not support the recoverability of the assets, and therefore does not believe a triggering event has occurred with respect to its operating resorts as of June 30, 2010. The Company will continue to monitor these facts and circumstances.

3.	Assuming a satisfactory response, please significantly expand MD&A in future filings to explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment in the recorded values of your properties and explain why an updated impairment analysis with respect to your properties was not required to be performed during the six months ended June 30, 2010, if applicable. If an updated impairment analysis is performed for the six months ended June 30, 2010, supplementally advise us and add disclosure to describe the methods and significant assumptions that were used, including specific revenue and costs increases by property. Your revised discussion should also address how actual results compare to projections and assumptions used in your most recently completed impairment analysis for your long-lived assets. Please provide us with an example of your disclosure. We may have further comment upon receipt of your response.

The Company has included a discussion of the trends described above in its response to the Staff’s Comment 2 in its MD&A discussion of its year over year operating results in its June 30, 2010 Form 10-Q. In addition, the Company has included the following disclosure related to impairment considerations in the Company’s “Executive Overview – Impairments” section of MD&A in its June 30, 2010 Form 10-Q:
A complete discussion of our critical accounting policies related to impairments of long-lived assets and investments in unconsolidated affiliates is included in our Form 10-K for the period ending December 31, 2009. We did not review any of our wholly-owned long-lived asset groups – generally our operating resorts – for impairment as of June 30, 2010 as we did not identify circumstances that existed that would indicate the carrying value of our long-lived assets may not be recoverable. Historically, the undiscounted cash flows of our long-lived assets have exceeded their carrying values by a substantial margin such that any recent decline in operating performance would not be indicative of a potential impairment. However, we did review the carrying value of our investment in CityCenter as discussed further below.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
August 11, 2010

At June 30, 2010, we reviewed our CityCenter investment for impairment using revised operating forecasts developed by CityCenter management late in the second quarter. Because CityCenter’s results of operations through June 30, 2010 were below previous forecasts, the fact that the revised operating forecasts were lower than previous forecasts, and based on current and forecasted market conditions, we concluded we should review the carrying value of our investment. Our discounted cash flow analysis for CityCenter included estimated future cash inflows from operations, including residential sales and estimated future cash outflows for capital expenditures. The analysis used an 11% discount rate and a long term growth rate of 4% related to forecasted cash flows for CityCenter’s operating assets. Based on our analysis, we determined that the carrying value of our investment exceeded its fair value and therefore an impairment was indicated. We intend to and believe we will be able to retain our investment in CityCenter; however, due to the extent of the shortfall and our assessment of the uncertainty of fully recovering our investment, we determined that the impairment was “other-than-temporary” and recorded an impairment charge of $1.12 billion included in “Property transactions, net.”
Note 2- Investments in and Advances to Unconsolidated Affiliates, page 6
4.	We note your response to our prior comment number 8 in which you explain that you are currently conducting an updated impairment analysis with respect to your investment in CityCenter. Supplementally provide us with and significantly expand your disclosure in future filings, to describe the methods and significant assumptions that were used in your updated impairment analysis with respect to this property. As part of your response, please provide us with the proposed disclosure to be included in Form 10-Q for the quarter ended June 30, 2010. We may have further comment upon reviewing your response and your proposed disclosures.

See the Company’s response to the Staff’s Comment 3 for the expanded disclosure related to the Company’s impairment charge related to its investment in CityCenter. Such disclosure was included in MD&A and in the footnotes to the Company’s financial statements included in its June 30, 2010 Form 10-Q.

Weil, Gotshal & Manges LLP
Ms. Linda Cvrkel
August 11, 2010

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8716.
Very truly yours,
/s/ Rod Miller
Rod Miller
Attachment
Copies to:	James J. Murren Daniel J. D’Arrigo John M. McManus Robert C. Selwood